June 11, 2014

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Amanda Ravitz

Re:	CBD Energy Limited
Registration Statement on Form F-1
File No. 333-194780

Ladies and Gentlemen:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”) we, as representative of the proposed underwriters, hereby join in the request of CBD Energy Limited that the effective date of such Registration Statement be accelerated so that it becomes effective at 5:00 p.m., eastern daylight savings time, on Thursday, June 12, 2014 or as soon thereafter as practicable.

We hereby authorize each of Darrick Mix, Esq. and Reid Avett, Esq. of Duane Morris LLP, attorneys for the underwriters, to orally modify or withdraw this request for acceleration.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

Securities and Exchange Commission
June 11, 2014

With respect to Rule 15c2-8 (the “Rule”) under the Securities Exchange Act of 1934, as amended, we wish to advise the Securities and Exchange Commission that National Securities Corporation and Northland Securities, Inc. have distributed or will distribute copies of the Preliminary Prospectus dated June 4, 2014 to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

Very truly yours,

National Securities Corporation,
as Representative

By:	National Securities Corporation

	By:	/s/ Jonathan C. Rich
Jonathan C. Rich
E.V.P. – Head of Investment Banking